                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.___) *

                         -------------------------------

                           CANAAN ENERGY CORPORATION
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    134743103
                                    ---------
                                 (CUSIP Number)

                         -------------------------------


   JOHN K. PENTON, C/O CANAAN ENERGY CORPORATION, 119 N. ROBINSON, SUITE 600,
                     OKLAHOMA CITY, OK 73102, 405/232-3222
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, an for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 134743103

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  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)
               John K. Penton      SS# ###-##-####

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  2) Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)
                  ------------------------------------------------
               (b)
                  ------------------------------------------------

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  3) SEC Use Only
                 -------------------------------------------------

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  4) Source of Funds (See Instructions)

                                       OO
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  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                 ---------------------------------------------------------------

  ------------------------------------------------------------------------------

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  6) Citizenship or Place of Organization    United States

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                    (7)  Sole Voting Power           491,847

                   ------------------------------------------------------------
Number of
Shares              (8)  Shared Voting Power               0
Beneficially
Owned by           ------------------------------------------------------------
Each Report-
ing Person          (9)  Sole Dispositive Power      491,847
With
                   ------------------------------------------------------------

                   (10) Shared Dispositive Power          0

                   ------------------------------------------------------------

 11) Aggregate Amount Beneficially Owned by Each Reporting Person      491,847

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 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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 13) Percent of Class Represented by Amount in Row (11)     10.0%

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 14) Type of Reporting Person (See Instructions)       IN

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CUSIP NO. 134743103                                       Page No. 3 of 6 Pages

Item 1.  Security and Issuer.

                  Common Stock, par value $.01 per share, of Canaan Energy Corporation (the "Issuer"), the principal executive offices of which are located at 911 N. Robinson, Suite 600, Oklahoma City, OK 73102.

Item 2.  Identity and Background.

                  (a)      John K. Penton

                  (b) Mr. Penton's business address is 119 N. Robinson, Suite 600, Oklahoma City, OK 73102

                  (c) Mr. Penton's principal occupation is as President and a member of the Board of Directors of the Issuer, which has its offices at the address specified in (b) above. The Issuer is engaged primarily in the exploration and production of natural gas and crude oil.

                  (d) Mr. Penton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Penton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Penton is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On October 23, 2000, in a series of combination transactions described in the Issuer's Registration Statement No. 333-30322 on Form S-4, the Issuer acquired eight private limited partnerships sponsored by affiliated general partners and also acquired Indian Oil Company and Canaan Securities, Inc.

                  Mr. Penton was issued 491,847 shares in the combination transaction in exchange for his preexisting ownership of the Issuer as well as his ownership of the affiliated general partners, Coral Reserves, Inc. and Coral Reserves Energy Corp. and his personal interest as an additional general partner.

Item 4.  Purpose of Transaction.


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CUSIP NO. 134743103                                       Page No. 4 of 6 Pages


                  The securities of the Issuer beneficially owned by Mr. Penton were acquired for investment purposes as a part of the combination transactions. Mr. Penton does not have any present plans for any actions which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

         (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors.

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         However, in his capacity as a director and officer of the Issuer, he may consider corporate actions from time to time that would result in the foregoing.


Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Penton beneficially owns 491,847 shares of the Issuer's Common Stock, representing 10.0% of the class.

         (b) Of the shares of Common Stock beneficially owned by Mr. Penton, Mr. Penton has the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 491,847 shares.




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CUSIP NO. 134743103                                       Page No. 5 of 6 Pages


         (c) Except for shares of Common Stock issued as a result of the exchange discussed in Item 3 above, Mr. Penton has not effected a transaction in the Common Stock of the Issuer during the past sixty days.

         (d) No other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 491,847 shares of Common Stock beneficially owned by Mr. Penton.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Penton is a party to a Shareholder Agreement ("Agreement") with the Issuer, other members of senior management of the Issuer and certain former shareholders of Indian Oil Company. The Agreement grants the Issuer a right of first refusal on sales of any common stock by this shareholders to the extent the sales by any shareholder would exceed 1% of the outstanding common stock in any three month period. In addition, these shareholders have the pro rata right to participate in any purchases of shares by any of the shareholders that exceed 1% of the outstanding common stock in any three-month period. The Agreement has a term of five years. The persons who are parties to the Agreement owned approximately 42.2% of the Issuer's outstanding common stock as of October 23, 2000.


Item 7.  Material to be Filed as Exhibits.

No.      Description.
---      -----------

1. Shareholder Agreement dated October 23, 2000 (Incorporated by reference to Exhibit 10.4 to Canaan Energy Corporation Registration Statement on Form S-4, File No. 333-30322.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2000

/s/ JOHN K. PENTON
----------------------------
John K. Penton, Individually




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CUSIP NO. 134743103                                       Page No. 6 of 6 Pages





                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
  NO.       DESCRIPTION                                                                PAGE
  ---       -----------                                                            ------------
   1.       Shareholder Agreement dated October 23, 2000 (Incorporated by reference to Exhibit 10.4 to Canaan Energy Corporation Registration
            Statement on Form S-4, File No. 333-30322).                                 N/A
